


RECEIVED
2006 APR 20 A 11:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rueil-Malmaison, 22 March, 2006

Press release

VINCI wins the Kincardine bridge contract in Scotland

VINCI Construction Grands Projets, working in a joint venture (50/50) with Morgan Est, has just won a design-build contract for the Kincardine bridge awarded by The Scottish Executive.

This contract, worth over 145 million euros (100 million pounds) covers design and construction of a 1,200m incrementally launched bridge over the Forth river estuary and 2-km access roads on either side of the bridge. The structure will provide a link between two major arteries to the north and south of the Forth river and will relieve congestion in the town of Kincardine, 40 km northwest of Edinburgh. The project should also satisfy environmental and ecological concerns.

Work will begin in June 2006 and will last 29 months.

VINCI Construction Grands Projets and Morgan Est have already completed numerous joint-venture projects in the UK:

- the bridge over the river Medway (CTRL 350),
- the North Downs tunnel (CTRL 410) and a 14-km section including 1 bridge and 2 viaducts (CTRL 310) built as part of the Channel Tunnel Rail Link (fast train link between London and the Channel Tunnel)
- the Newport road bypass in Wales and the access tunnels to Terminal 5 of Heathrow airport in London.



Press contact: Karima Ouadia
Tel.: 01 47 16 31 82
Fax: 01 47 16 33 88
e-mail: kouadia@vinci.com


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RECEIVED
2006 APR 20 A 11:2
CORPORATE FINANCE
VINCI

March 9. 2006

Press Release

50.37% of ASF's capital acquired by VINCI.
ASF's Board of Directors recommends to that shareholders should tender their shares in response to the garanteed offer

VINCI announced today the acquisition of the French government's (41.5%) and Autoroutes de France's (8.8%0 stakes in ASF at a price of €51 per share. VINCI's equity stake in ASF is now 73.48%

In accordance with stock exchange regulations, VINCI will submit in the coming days an offer with the market regulator, the AMF, and with ASF to buy the remaining shareholders' shares at a guaranteed price in the coming days that will enable existing ASF shareholders to sell their shares at €51, the price at which the French government and Autoroutes de France sold their shares to VINCI today.

ASF's Board of Directors, meeting on March 9, unanimously decided to recommend that shareholders should tender their shares in response to this guaranteed offer.

Following the change of control, ASF's Board of Directors is now made up of 11 board members of whom two are from outside VINCI. Bernard Val and Jacques Tavernier have been confirmed in their respective jobs of Chairman and CEO of ASF. Jacques Tavernier will be appointed Chairman and CEO of ASF following ASF's Annual General Meeting in May.

ASF's stock-market quotation has been suspended until the announcement of the opening of the guaranteed offer.

A further press release will prepared and distributed to comply with the provisions of article 231-17 of the AMF's general regulations once the guaranteed offer has been submitted.